March 25, 2013

VIA EDGAR

Mr. Robert F. Telewicz Jr.

Senior Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: Gramercy Capital Corp. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2011 (the “Form 10-K”)

Filed on March 15, 2012

File No. 001-32248

Dear Mr. Telewicz:

We are transmitting for filing the Company’s acknowledgement of matters discussed in a conference call held with the Staff of the Division of Corporation Finance (the “Staff”) of the Securities Exchange Commission (the “Commission”) on March 14, 2013 with respect to certain CMBS investments described in the Company’s correspondence with the Staff dated February 27, 2013.

In a letter dated March 13, 2013, the Staff indicated that it had completed its review of the Company’s filings. However, the Company acknowledges that, in the March 14, 2013 conference call, the Staff indicated that it did not agree with the historical accounting policy applied by the Company to determine whether its investments in CMBS securities should be accounted for under the guidance included in ASC Topic 320-10 or in ASC Topic 325-40. Rather, the Staff did not further pursue this matter because the financial statement impact of the accounting applied by the Company was immaterial to each period presented. Further, the Staff also took into consideration that the Company had advised the Staff, in its correspondence dated February 27, 2013, that it had exited the commercial real estate finance business in 2013 and had included its Gramercy Finance business in discontinued operations as of December 31, 2012.

The Staff advised the Company that CMBS securities considered to be “of high credit quality”, and therefore eligible to be accounted for under ASC Topic 320-10, must be rated AA (or its equivalent) or above at acquisition. CMBS securities that are not rated AA (or its equivalent) or above at acquisition should be accounted for under ASC Topic 325-40. The Staff further clarified that CMBS securities with split ratings (i.e., one or more ratings of AA (or its equivalent) or above and one or more ratings below AA (or its equivalent)) at acquisition could not be considered to be of high credit quality and therefore would be required to be accounted for under ASC Topic 325-40 rather than ASC Topic 320-10.

Securities and Exchange Commission

March 25, 2013

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	the Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (212) 297-1021 should you require additional information or have any questions.

Very truly yours,

/s/ Jon W. Clark

Jon W. Clark

Chief Financial Officer

cc: Mr. Wilson K. Lee

Mr. Larry P. Medvinsky, Esq.